Response Genetics, Inc.

1640 Marengo Street, 6th Floor

Los Angeles, CA 90033

September 30, 2013

VIA EDGAR AND FEDEX

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response Genetics, Inc. Form 10-K

Filed March 27, 2013

File No. 001-33509

Dear Mr. Riedler:

Reference is made to the letter dated September 16, 2013 (the “Comment Letter”) to Ms. Adanech Getachew, General Counsel of Response Genetics, Inc. (the “Company,” “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Item 1. Business.
Non-Exclusive License Agreement with GSK, page 8

1.	Please disclose the remaining aggregate milestone payments that you may receive from GSK under the March 2010 agreement and file the agreement as an exhibit under Item 601(b)(10) of Regulation S-K. In the alternative, please provide your analysis why this agreement is not required to be filed as a material contract.

Response:

We acknowledge the Staff’s comment and respectfully submit that such agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K, as the agreement was entered into in the ordinary course of business, our business is not substantially dependent on the agreement and the agreement is not otherwise material to us.

Pursuant to subsection (ii) of Item 601(b)(10) of Regulation S-K, if a contract is of a sort that ordinarily accompanies the kind of business conducted by us, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.” Our statutory analysis of the GSK agreement appears below.

First, the GSK agreement is of a sort that ordinarily accompanies the kind of business conducted by us. We are a life science company engaged in the research, development, marketing and sale of pharmacogenomics-clinical diagnostic tests for cancer. In the ordinary course of business, we have entered and may in the future enter into non-exclusive license agreements with the pharmaceutical clients (like GSK) to whom we provide our diagnostic testing services, as these clients are often working on related research and development projects which may benefit from our proprietary technology.

Second, the GSK agreement is not a contract upon which our business is substantially dependent. As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2012, as of December 31, 2012, we had earned a $500,000 milestone payment from GSK, which represented less than 3% of our revenue for the year ended December 31, 2012. As disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, we earned a second $500,000 milestone payment in May 2013, which represented less than 5% of our revenue for the six months ended June 30, 2013. We are eligible to receive a third – and final – milestone payment under the terms of the agreement, which would also be in the amount of $500,000; we intend to revise our disclosures accordingly, commencing with our Quarterly Report on Form 10-Q for the quarter ending September 30, 2013, so that investors are aware of the amount of this remaining potential milestone payment. Nonetheless, given the amount of this third potential milestone payment, we do not consider it to be material to our business, financial condition or prospects. Because we have not derived and do not anticipate deriving a material portion of our revenue from this agreement, we have concluded that our business is not substantially dependent upon the agreement and that the agreement is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

In light of the foregoing, we do not believe that our March 2010 agreement with GSK is required to be filed as an exhibit. We will review the significance of this agreement on an ongoing basis and represent to the Staff that we will continue to assess our dependence upon such agreement and file such agreement if and when we determine that our business is then substantially dependent upon such agreement.

Intellectual Property, page 9

2. Please revise your disclosure to include the following information:

•	the expiration date of the material patents licensed from USC and the type of patent protection (e.g., method, composition of matter);
•	the “select critical countries” in which patent applications are pending related to variations in your extraction technology, the dates filed and the type of patent protection;
•	the expiration date of the material patents licensed from Roche, the relevant jurisdictions and the type of patent protection;

•	with respect to your patents and patent applications related to tumor response markers, the respective expiration or filing dates, the “select critical countries” in which these patent rights are claimed, and the type of patent protection; and
•	whether your proprietary rights related to quantitative gene expression include patent coverage. If so, please provide the applicable expiration or filing dates, as the case may be, the relevant jurisdictions and the type of patent protection.

We acknowledge the Staff's comment and respectfully propose to include enhanced disclosure in substantially the form set forth below in future filings beginning with our Annual Report on Form 10-K for the year ending December 31, 2013. We respectfully note that the bolded and underlined text below represents our proposed additions to our disclosure set forth in our Annual Report on Form 10-K for the year ended December 31, 2012.

Proposed Disclosure:

Intellectual Property

We rely on a combination of patents, trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect our intellectual property rights in our products, technology and processes. We have proprietary rights in ~~three~~ several areas as further described below.

First, we exclusively license from USC the use of the RGI-1 extraction methodologies and related technologies, which have been patented in the United States and a number of other jurisdictions, including Australia, Austria, Belgium, Canada, China, Denmark, France, Germany, Hong Kong, Ireland, Israel, Italy, Luxembourg, Mexico, The Netherlands, Norway, Russia, South Korea, Spain, Sweden, Switzerland and the United Kingdom. Currently, this exclusive license includes seven United States patents claiming methods related to this technology. ~~We also have proprietary rights in additional variations on our extraction technology, for which patent applications are pending in select critical countries~~. We ~~also~~ use these proprietary methods when meeting our contractual obligations with various clients and when developing diagnostic tests for cancer. Our USC licensed patents are scheduled to expire between December 2019 and December 2020.

In addition, we maintain a non-exclusive license to use certain of Roche’s PCR, homogenous PCR and reverse transcription PCR processes. The Roche licensed patents which are still active in the United States are scheduled to expire between October 2013 and October 2017.

Next, we have identified and are in the process of identifying tumor response markers, which provide an indication of an anti-cancer drug’s effectiveness or ineffectiveness based upon the level of such determinant in a particular tumor. We intend to protect these proprietary developments to the extent allowable under current law. We have ~~patented~~ obtained patents claiming methods and products and have patent applications pending that claim methods and products ~~pending~~ related to certain tumor response markers in the United States and in ~~select critical countries~~ a number of other jurisdictions, including Australia, Austria, Belgium, Canada, France, Germany, Hong Kong, Ireland, Italy, Japan, Korea, Liechtenstein, The Netherlands, New Zealand, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. We hold issued patents relating to tumor response markers which run until 2021 to 2024, and hold pending patent applications filed in 2001, 2002 or as recently as 2012. For example, we have patented methods related to ~~of~~ quantifying expression of response markers from tumor tissue, which provide guidance in determining appropriate chemotherapeutic regimens for patients that are candidates for treatment with particular chemotherapies. Currently, we have fourteen United States patents that relate to certain aspects of our proprietary technology as it applies to certain tumor markers. Such markers include thymidylate synthase (TS), dihydropyrimidine dehydrogenase (DPD), excision repair gene CC1 (ERCC1), glutathione-s transferase pi (GST-π), epidermal growth factor receptor (EGFR) and HER2/neu gene, though our patents are not directed to all aspects of expression of such markers and may not preclude competition from others concerning such markers. We use some of our ~~these~~ patented methods in fulfilling certain of ~~as part of~~ our contractual obligations with various clients. We have also licensed the use of our patents related to certain markers and technology know-how to GSK.

Finally, we have proprietary rights and know-how in the factors which assist ~~allow~~ us in utilizing ~~to standardize~~ the quantitative gene expression levels we measure and compute ~~used in our database, and the computation of such values from the readings provided by the laboratory equipment used in the analysis of the mRNA extracted from a patient’s tumor, using our proprietary conversion factors~~. Our proprietary rights related to conversion factors in quantitative gene expression levels do not include patent coverage. However, we have obtained patents claiming methods and products related to the determination of the expression levels of certain tumor response marker genes in the United States and in a number of other jurisdictions, including Austria, Australia, Belgium, Canada, France, Germany, Hong Kong, Ireland, Italy, Japan, Korea, Liechtenstein, The Netherlands, New Zealand, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. The term of these patents will run until 2021 or 2022. These patents include five United States patents that relate to certain aspects of our proprietary technology useful in determining levels of the expression of the tumor marker genes including thymidylate synthase (TS), excision repair gene CC1 (ERCC1), dihydropyrimidine dehydrogenase (DPD), and glutathione-s transferase pi (GST-π).

We have and will continue to pursue the registration of our trademarks in the United States and internationally. Response Genetics, Man in Circle Design, Kras is Only Half the Equation, ResponseDX®, ResponseDX: Lung®, ResponseDX: Colon®, ResponseDX: Gastric® and ResponseDX: Melanoma®, The Right Therapy for each Patient the First Time and Because Everyone Has a Different Response are registered trademarks in the United States. We have pursued additional marks by filing trademark applications in the United States and abroad. We currently hold the domain names www.responsegenetics.com and www.responsedx.com.

We intend to broaden the scope of our intellectual property and consider our technologies and proprietary know-how to be critical to our future success.

* * * * *

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me.

Very Truly Yours,

/s/ Adanech Getachew

Adanech Getachew

General Counsel

cc:	Thomas A. Bologna

Chairman and Chief Executive Officer